Form 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January 2005

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                            Form 40-F
                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                      No   X
                      -----                                   -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



THIS 6-K/A REPLACES THE 6-K FILED ON JANUARY 6, 2005 TO CORRECT THE SIGNATORIES TO THE 6K.

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                                  Exhibit Index
                                  -------------


1. Joint German Press Release regarding sale by SGL Carbon of its Surface Protection Business to Adcuram Industriekapital AG

2. German Ad Hoc Notification of sale by SGL Carbon of its Surface Protection Business


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                                    EXHIBIT 1
                                    ---------


Joint Press Release
SGL Carbon AG                               ADCURAM Industriekapital AG
--------------------------------------------------------------------------------

Adcuram Acquires SGL Carbon's Surface Protection Business

Wiesbaden / Munich, January 6, 2005. As announced today in the ad hoc notification from SGL Carbon, Adcuram Industriekapital AG will acquire SGL Carbon's surface protection business as of January 6, 2005.

The surface protection business of the SGL Carbon Group has been under the responsibility of SGL Acotec GmbH, a specialist in coatings, rubber linings, acid-resistant brick linings, floor coverings, pipelines, vessels, and equipment made of plastic. The company holds a leading position worldwide in industrial corrosion protection. The surface protection business achieved in 2004 a turnover of 120 Mio. (euro) with approx. 1.400 employees.

As already been reported in conjunction with its intention to focus on core businesses, SGL Carbon has been looking into divestiture possibilities since the middle of last year with the assistance of the investment bank Sal. Oppenheim.

Adcuram Industriekapital AG is a financial investor specializing in the acquisition of companies and subsidiaries that no longer belong to the core business of the previous parent company. Engineering and plant construction is one of the key areas that Adcuram emphasizes in its investments. With its business in industrial corrosion protection, SGL Acotec GmbH fits in very well with Adcuram's sectorial focus on plant construction, which the company intends to expand through further acquisitions.

Adcuram has extensive experience in managing companies and will continue to operate Acotec as a medium-sized enterprise. Adcuram supports its participations with his own teams of experts.

Contact:
--------
ADCURAM Industriekapital AG
Thomas Probst  / Member of the Management Board
Tel.:  +49 89 2020 9590 / www.adcuram.de

SGL Carbon AG
Corporate Communications / Media Relations / Stefan Wortmann
Phone: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 /
e-mail: stefan.wortmann@sglcarbon.de


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                                   EXHIBIT 2
                                   ---------

Ad hoc notification pursuant to ss. 15 of the German Securities Trading Act (Wertpapierhandelsgesetz)

SGL Carbon divests its Surface Protection Business

Wiesbaden, January 6, 2005. SGL Carbon announced today the sale of its shares in SGL Acotec GmbH to the Munich-based investment company ADCURAM Industriekapital AG. SGL Acotec GmbH had been responsible for SGL Carbon's surface protection business. The divestiture will eliminate consolidated sales of approximately 120 (euro) million based on preliminary figures for 2004.

In the context of this share deal, the financial investor specialized in the acquisition of medium-sized companies is acquiring some 1,400 employees as well as all assets and liabilities including pension obligations totaling approximately (euro) 30 million. Adcuram will continue the business in private ownership and further establish the internationally known brand names HAW Linings and Keramchemie.

As a result of the sale, SGL Carbon AG will book a non-cash write-down of approximately (euro) 58 million which includes already capitalized deferred tax assets.

Due to the decline of the balance sheet total resulting from the sale, the equity ratio, however, will remain virtually unchanged at 24% following the completion of the transaction based on a proforma calculation. The earnings potential of SGL Carbon will be favorably impacted by focusing on its core businesses. Based on the expected results for 2004, the divesture will improve earnings per share by approximately (euro) 0.27.

Already before the divestiture, the process technology business generating sales of approximately (euro) 50 million was separated and integrated into the Graphite Specialties Business Unit. Process Technology is a mainstream and global business for SGL Carbon which hold a leading market and competitive position with further growth opportunities.

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

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The described results of the sale and their impact on the consolidated balance sheet and income statement are based on preliminary calculations following the Company's accounting and valuation principles. They are subject to change and examination by the external auditor. Final and certified consolidated annual financial statements are presently not yet available.

The investment bank Sal. Oppenheim jr. & Cie. KGaA advised SGL Carbon during the structure and realization of the transaction.


Forward-looking statements:

This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.

Your contact person:
--------------------

SGL Carbon AG
Unternehmenskommunikation / Pressestelle / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SGL CARBON Aktiengesellschaft



Date: January 6, 2005                        By: /s/ Robert J. Kohler
                                                 -------------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                             By: /s/ Sten Daugaard
                                                 -------------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management